Exhibit 99.1

March 25, 2020

Dear Shareholders:

              It has certainly been an exciting year for us as we’ve carried out our mission of providing industry leading machine monitoring sensors and hazard monitoring systems to industrial and agricultural customers around the world.  While many things have changed in our business over the last 50-plus years, our passion for serving customers has never wavered as we work to keep our customers’ people safe and their plants running efficiently.

We are pleased to announce we achieved record annual revenue in 2019 of over $8.2 million, an increase of 10% over prior-year results.  International sales remain an important part of our business and delivered approximately 12% of our revenues.  Gross profit for the year was 53%, driven by our continued focus on manufacturing efficiencies and cost controls.  While the ever-changing tariff situation added increased drama to our operations, I’m proud of our team for working closely with our supply chain to maintain a steady flow of components used in our manufacturing process.

                Our revenue growth was primarily driven by increased sales of our HazardPROTM wireless hazard monitoring systems.  These systems are the clear industry leader for wirelessly monitoring critical automation processes, while providing an exceptional overall value to our customers.  We were particularly excited to receive several repeat and multi-system HazardPRO orders as customers outfit additional facilities with the proven technology.

Furthermore, we continue to develop our systems and technologies to best position us for the future.  The industrial demand for process knowledge continues to expand and we believe we are in the right place at the right time to meet many of these emerging needs.  We have a focused technology roadmap that will allow us to expand into even more industrial applications and provide our customers with real-time information to optimize their operations.

As you might have guessed, all these dynamics make it a very interesting time to be a sensor and process monitoring company.  The challenge before us now is to build upon our strong foundation as we become an increasingly important player in the machine monitoring and hazard monitoring markets.  Our team is eager and ready to take on this challenge as we drive Electro-Sensors forward.

And finally, we need to acknowledge that 2020 is going to be a challenging year as the nation and world contend with the COVID-19 virus.  Our first priority is the safety and health of our employees, followed by our enduring commitment to support our customers as they provide critical food, medical and industrial supplies that will help get us through this challenging time.

 Thanks again for your interest and support of Electro-Sensors.  We look forward to seeing you at our annual shareholder meeting later this year.  We will publish the date and time of the meeting in our upcoming proxy statement as well as on our website (www.electro-sensors.com).

              Sincerely,

  David Klenk

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